                                 EXHIBIT 99.3

                                                               November 15, 1997

Dear Corporator:

     On behalf of the Board of Trustees and management of Brookline Savings Bank (the "Bank"), we cordially invite you to a Special Meeting of Corporators on November 24, 1997 for the purpose of voting on the Bank's Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan"). The Board of Trustees of the Bank believes that the Plan is in the best interests of the Bank, and urges you to vote FOR the proposal. For a
                                                      ---
discussion of the reasons why the Board of Trustees recommends that you vote FOR
                                                                             ---
the proposal, please refer to the enclosed Information Statement.

     Pursuant to the Plan, the Bank will reorganize into a two-tier mutual holding company structure (the "Reorganization") whereby the Bank will establish: (i) a Massachusetts-chartered stock savings bank (the "Stock Bank") that will succeed to all of the rights and obligations of the Bank; (ii) a mid-tier Massachusetts stock holding company (the "Holding Company") which will own 100% of the common stock of the Bank; and (iii) a Massachusetts-chartered mutual holding company (the "MHC") which will own at least 51% of the common stock of the Holding Company. Concurrently with the Reorganization, the Holding Company intends to offer for sale up to 49% of its common stock on a priority basis to qualifying depositors, an employee stock ownership plan of the Bank, and employees, officers and trustees of the Bank, with any remaining shares offered to the public in a direct community offering (the "Stock Offering"). However, as discussed in the Information Statement, the Commissioner of Banks of the Commonwealth of Massachusetts (the "Commissioner") has not yet issued final rules regarding stock issuances by a stock holding company subsidiary of a mutual holding company. Accordingly, the Board of Trustees intends to call a separate Special Meeting of Corporators to vote on that portion of the Plan concerning the Stock Offering by the Holding Company, which meeting is expected to occur in January 1998, following the promulgation of final rules by the Commissioner.

     The Reorganization will not affect any deposit accounts or borrower relationships that persons may have with the Bank. As part of the Plan, all deposit accounts in the Bank will become deposit accounts in the Stock Bank and will continue to be insured by the Federal Deposit Insurance Corporation and the Massachusetts Depositors Insurance Fund. All loans of the Bank will become loans held by the Stock Bank, and will retain the same status after the Reorganization as they had prior to the Reorganization.

     The primary purpose of the Reorganization is to create a stock institution, which is the form of ownership used by all commercial banks and an increasing number of savings institutions, and which will enable the Bank to compete and expand more effectively in the financial services marketplace. The Reorganization also will provide the Bank with the flexibility to pursue new business opportunities through the Holding Company in ways that cannot be achieved by the Bank in its current mutual form of organization. Finally, subject to applicable regulatory approvals, the Reorganization will permit the Holding Company to issue capital stock in the Stock Offering, which is a source of capital not available to mutual savings banks. At the same time, the Bank's mutual form of ownership will be preserved in the MHC, which will always own the majority of the Holding Company's outstanding stock so long as the MHC remains in existence.

     THE ATTACHED INFORMATION MATERIALS CONTAIN A MORE DETAILED ANALYSIS OF THE MATTERS DISCUSSED BRIEFLY IN THIS LETTER, AND WE URGE YOU TO READ THE INFORMATION MATERIALS CAREFULLY. YOUR BOARD OF TRUSTEES URGES YOU TO ATTEND THE SPECIAL MEETING AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PLAN. YOUR
                                                         ---
VOTE IS VERY IMPORTANT.

                                   Sincerely,

                                   /s/ Richard P. Chapman, Jr.

                                   Richard P. Chapman, Jr.
                                   President and Chief Executive Officer

                            BROOKLINE SAVINGS BANK
                             160 WASHINGTON STREET
                        BROOKLINE, MASSACHUSETTS  02147
                                (617) 730-3500

                   NOTICE OF SPECIAL MEETING OF CORPORATORS
                        TO BE HELD ON NOVEMBER 24, 1997


     A special meeting of corporators (the "Special Meeting") of Brookline Savings Bank (the "Bank"), will be held at the main office of the Bank, 160 Washington Street, Brookline, Massachusetts, on November 24, 1997, at 5:00 p.m., Massachusetts time.

     Information Materials for the Special Meeting are provided herewith.

     The Special Meeting is for the purpose of considering and acting upon:

     1. The approval of a Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan"), and all actions necessary or incident thereto, whereby the Bank will reorganize into a mutual holding company structure by establishing:
          (i) a Massachusetts-chartered stock savings bank (the "Stock Bank") that will succeed to all of the rights and obligations of the Bank;
          (ii) a mid-tier Massachusetts stock holding company (the "Holding Company") that will own 100% of the common stock of the Stock Bank; and (iii) a Massachusetts-chartered mutual holding company (the "MHC") that will own at least 51% of the common stock of the Holding Company.

     2. Such other matters as may come properly before the Special Meeting or any adjournments thereof.

     Any action may be taken on the foregoing proposal at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned. The corporators who will be entitled to vote at the Special Meeting will be those corporators of the Bank as of November 6, 1997 (the "Voting Record Date").

     Your Board of Trustees urges you to attend the Special Meeting and unanimously recommends that you vote FOR approval of the Plan. Your vote is
                                     ---
very important.

                                    BY ORDER OF THE BOARD OF TRUSTEES

                                    /s/ George C. Caner, Jr.

                                    George C. Caner, Jr., Clerk
                                    Brookline Savings Bank

Brookline, Massachusetts
November 15, 1997

                           INFORMATION STATEMENT OF
                            BROOKLINE SAVINGS BANK
                             160 WASHINGTON STREET
                        BROOKLINE, MASSACHUSETTS  02147

                        SPECIAL MEETING OF CORPORATORS
                                 TO BE HELD ON
                               NOVEMBER 24, 1997


--------------------------------------------------------------------------------
                                 INTRODUCTION
--------------------------------------------------------------------------------

     On October 8, 1997, the Board of Trustees of Brookline Savings Bank (the "Bank") unanimously adopted a Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan") pursuant to which the Bank will establish: (i) a Massachusetts-chartered stock savings bank (the "Stock Bank") that will succeed to all of the rights and obligations of the Bank; (ii) a mid-tier stock holding company (the "Holding Company") that will own 100% of the common stock of the Bank; and (iii) a Massachusetts-chartered mutual holding company (the "MHC") that will own at least 51% of the common stock of the Holding Company. The Bank will take the following steps to form the Stock Bank, the Holding Company and the MHC: (i) the Bank will charter a Massachusetts de novo mutual savings bank ("De Novo"), which will reorganize into the MHC and will form the Stock Bank as a wholly-owned subsidiary, with all of the assets and liabilities of De Novo to be transferred to the Stock Bank;
(ii) the Bank will merge with and into the Stock Bank with the Stock Bank as the resulting entity; and (iii) the MHC will organize the Holding Company and will contribute all of the common stock of the Stock Bank to the Holding Company.
The formation of the MHC, the Holding Company and the Stock Bank, and all transactions incident thereto are referred to herein as the "Reorganization." The issuance of stock by the Holding Company in a subscription and community offering to depositors and others is referred to herein as the "Stock Offering."

     This Information Statement is being furnished to corporators of the Bank in connection with a Special Meeting of Corporators to be held on November 24, 1997. At the Special Meeting, corporators of the Bank are being asked to consider and vote only on those portions of the Plan pursuant to which the Bank will complete the Reorganization, including the formation of the MHC, the Holding Company and the Stock Bank. Sections 10 through 31 of the Plan, which provide for the sale by the Holding Company of up to 49% of its common stock in the Stock Offering, are referred to herein as the "Stock Issuance Plan." Since the Commissioner of Banks of the Commonwealth of Massachusetts (the "Commissioner") has not yet issued final rules governing stock issuances by mid-tier stock holding company subsidiaries of mutual holding companies, the corporators will not be voting upon the Stock Issuance Plan until final rules of the Commissioner are promulgated (which is expected to occur by December 1997). The Board of Trustees anticipates calling a separate Special Meeting of Corporators to vote on the Stock Issuance Plan following the filing of final rules by the Commissioner, and the corporators will receive an additional information statement regarding the Stock Issuance Plan at that time. In the event the Stock Issuance Plan is not approved by the corporators, the Board of Trustees in its sole discretion and without further action by the corporators or the Commissioner, may determine not to proceed with the Reorganization. For purposes of this Information Statement, references to the Plan refer to that portion of the Plan relating to the Reorganization only, unless the context otherwise indicates.

     Under regulations of the Commissioner, the Plan must be approved by a vote of the majority of the corporators and a majority of "independent corporators" of the Bank, and all the corporators must be provided this Information Statement prior to voting on the Plan.

--------------------------------------------------------------------------------
                          VOTE REQUIRED FOR APPROVAL
--------------------------------------------------------------------------------

     All corporators of the Bank on the Voting Record Date will be entitled to cast one vote on the Plan. A majority of the corporators and a majority of "independent corporators" (who must constitute not less than 60% of all corporators), is required to approve the Plan. For these purposes, an "independent corporator" means a corporator who is not an employee, officer, trustee, or a significant borrower of the Bank. According to the Bank's analysis of its records, as of the Voting Record Date, there were 61 corporators
of the Bank, of whom 40 were "independent corporators."   A quorum at the
Special Meeting shall consist of at least 16 corporators.

    THE BOARD OF TRUSTEES OF THE BANK UNANIMOUSLY RECOMMENDS THAT YOU VOTE
                             TO APPROVE THE PLAN.

--------------------------------------------------------------------------------
                             REGULATORY APPROVALS
--------------------------------------------------------------------------------

     The Reorganization is subject to the following regulatory approvals or notices of non-objections:

     (1) Board of Governors of the Federal Reserve System (the "FRB") approval of the direct or indirect ownership of the Bank by the Holding Company and the MHC.

     (2) Federal Deposit Insurance Corporation ("FDIC"): (i) issuance of a notice of non-objection with respect to the Reorganization and Stock Offering; (ii) approval of the merger portion of the Reorganization;
          (iii) approval of the Bank's request for a waiver of a depositor vote on the Reorganization, which depositor vote is required by FDIC regulations but not authorized under Massachusetts law; and (iv) approval of the Bank's application for federal insurance of the deposit accounts of the Stock Bank and for deposit insurance of De Novo.

     (3) Commissioner approval of De Novo's application to form a mutual holding company and of the Bank's merger into the Stock Bank, and approval by the Massachusetts Board of Bank Incorporation (the "BBI") of the Bank's application to form the Stock Bank and De Novo to facilitate the Reorganization.

     (4) Massachusetts Depositors Insurance Fund (the "DIF") approval for the continuation of insurance of deposit accounts in excess of FDIC coverage.

     The Bank anticipates final Commissioner, FRB, FDIC, BBI and DIF action on such applications subsequent to the Special Meeting.

REGULATORY APPROVAL OR NON-OBJECTION TO THE PLAN AND TO THE REORGANIZATION DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY THE REGULATORY AUTHORITIES.

--------------------------------------------------------------------------------
                SELECTED FINANCIAL CONDITION AND OPERATING DATA
--------------------------------------------------------------------------------

     The following tables set forth certain information concerning the financial position and operating results of the Bank (including consolidated data from operations of subsidiaries) at the dates or for the periods indicated.

                                                           AT AUGUST 31,                    AT DECEMBER 31,
                                                                          ----------------------------------------------------
                                                            1997/(1)/      1996         1995        1994       1993      1992
                                                           -------------  ------       ------      ------     ------    ------
                                                                                             (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets.............................................  $  680,316     $666,988     $632,788    $607,737   $550,025  $543,156
Loans (2)................................................     485,515      480,683      448,631     422,036    378,045   378,503
Allowance for loan losses................................      12,443       12,326       12,326      12,274     12,745    11,775
Debt securities (3):
 Available for sale......................................     104,899       97,007       62,691      31,585          -         -
 Held to maturity/held for investment....................      49,801       41,620       89,342     125,126    151,131   140,948
Marketable equity securities (3):
 Available for sale......................................      23,626       20,365       19,074      13,301          -         -
 Held for investment.....................................           -            -            -           -      3,790     3,973
Deposits.................................................      481,467     484,016      474,215     471,811    444,848   444,507
Borrowed funds...........................................       61,815      60,565       49,665      43,265     27,000    23,700
Retained earnings........................................      125,370     113,947      100,583      85,722     72,522    66,221
Net unrealized gain on securities available for sale,
 net of taxes, included in retained earnings.............       10,957       8,660        7,233       4,100          -         -
Non-performing loans.....................................        1,412       1,337          748       1,284      3,360     4,768
Non-performing assets....................................        3,414       3,026        2,470       3,089      6,938    11,269


                                                     EIGHT MONTHS ENDED
                                                        AUGUST 31,                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------     -----------------------------------------------------

                                                    1997/(1)/    1996/(1)/       1996       1995      1994       1993        1992
                                                  -----------   ----------     --------   --------  --------   --------    --------
                                                                                                       (IN THOUSANDS)
SELECTED OPERATING DATA:
Interest income.................................   $  36,119    $   33,563     $ 51,019   $ 48,920  $ 39,943   $ 37,461    $ 41,011
Interest expense................................      17,204        16,859       25,458     23,938    17,761     16,793      21,075
                                                   ---------    ----------     --------   --------  --------   --------    --------
 Net interest income............................      18,915        16,704       25,561     24,982    22,182     20,668      19,936
Provision (credit) for loan
 losses.........................................           -             -            -          -      (477)     2,170       3,893
                                                   ---------    ----------     --------   --------  --------   --------    --------
 Net interest income after provision
 (credit) for loan losses.......................      18,915        16,704       25,561     24,982    22,659     18,498      16,043
Gains (losses) on sales of securities, net......          74           464          464        877         4        (10)        132
Other real estate owned income (expense), net...         158           186          299        (40)     (741)    (1,616)     (1,253)
Other non-interest income.......................         597           839        1,077        768       816        789         793
Non-interest expense............................      (5,738)       (4,807)      (7,713)    (7,450)   (7,696)    (7,493)     (7,113)
                                                  ----------    ----------     --------   --------  --------   --------    --------
Income before income taxes......................      14,006        13,386       19,688     19,137    15,042     10,168       8,602
Provision for income taxes......................       4,880         5,191        7,751      7,409     5,942      3,867       3,197
                                                  ----------    ----------     --------   --------  --------   --------    --------
Net income......................................  $    9,126    $    8,195     $ 11,937   $ 11,728  $  9,100   $  6,301    $  5,405
                                                  ==========    ==========     ========   ========  ========   ========    ========

________________________________
(1) The data presented at and for the eight months ended August 31, 1997 and 1996 was derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the eight months ended August 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.
(2) Loans are comprised of gross loan balances less unadvanced funds on loans, deferred loan origination fees and net unearned discounts.
(3) The Bank adopted SFAS No. 115 as of January 1, 1994 and reclassified securities having a market value of $26.0 million from its held to maturity portfolio to its available for sale portfolio in November 1995 pursuant to FASB interpretation of SFAS No. 115. Prior to the adoption of SFAS No. 115, securities were carried at amortized cost, adjusted for amortization of premium and accretion of discounts over the remaining terms of the securities from the dates of purchase.

--------------------------------------------------------------------------------
                         REGULATORY CAPITAL COMPLIANCE
--------------------------------------------------------------------------------

                                                         AT AUGUST 31, 1997
                                                   -----------------------------
                                                                       PERCENT
                                                     AMOUNT           OF ASSETS
                                                   ----------        ----------
                                                        (DOLLARS IN THOUSANDS)
GAAP capital..................................      $125,370           18.57

Tier 1 leverage capital:
   Capital level..............................      $114,413           16.95
   Requirement................................        20,254            3.00
   Excess.....................................      $ 94,159           13.95

Tier 1 risk-based capital:
   Capital level..............................      $121,121           20.22
   Requirement................................        43,615            8.00
   Excess.....................................      $ 77,506           14.22

Total risk-based capital:
   Capital level..............................      $121,121           22.22
   Requirement................................        43,615            8.00
   Excess.....................................        77,506           14.22

--------------------------------------------------------------------------------
                    THE MUTUAL HOLDING COMPANY REORGANIZATION
--------------------------------------------------------------------------------

     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION APPEARING IN THE PLAN, INCLUDING THE PROPOSED CHARTERING INSTRUMENTS AND BYLAWS FOR EACH OF THE MHC, THE HOLDING COMPANY AND THE STOCK BANK ATTACHED AS EXHIBITS THERETO. THE PLAN IS BEING PROVIDED TO YOU ALONG WITH THIS INFORMATION STATEMENT.

GENERAL

     On October 8, 1997, the Board of Trustees of the Bank unanimously adopted the Plan pursuant to which the Bank will establish: (i) the Stock Bank as the successor to the Bank; (ii) the Holding Company, which will own 100% of the common stock of the Stock Bank; and (iii) the MHC, which will own at least 51% of the common stock of the Holding Company.

     Concurrently with the Reorganization, the Holding Company will offer for sale its common stock in the Stock Offering pursuant to the Stock Issuance Plan to eligible account holders, the ESOP, supplemental eligible account holders, and employees, officers and trustees of the Bank, with any remaining shares offered to the public in a direct community offering. In the event the Commissioner adopts new regulations that place the ESOP in a third priority after supplemental eligible account holders, the ESOP shall have subscription rights in such third priority. The Stock Issuance Plan will be subject to the approval of the corporators at a special meeting expected to be held in January 1998. Immediately after consummation of the Reorganization, it is expected that the only business activity of the MHC will be to hold at least 51% of the outstanding stock of the Holding Company, and the only business activity of the Holding Company will be to fund a loan to the Stock Bank's ESOP from a portion of capital raised in the Stock Offering, to hold all of the outstanding stock of the Stock Bank, and to invest any net proceeds of the Stock Offering retained by the Holding Company. In the future, however, the Holding Company and the MHC, as holding companies of the Stock Bank, will be authorized to pursue other business activities, which may include borrowing funds for reinvestment in the Bank, diversification of operations and mergers and acquisitions. The Bank has no current plans for diversification of the holding company's activities.

THE REORGANIZATION

     The Reorganization is expected to be effected as follows, or in any other manner approved by the Commissioner that is consistent with the purposes of the Plan and applicable laws and regulations.

     The Bank will organize De Novo which will reorganize into the MHC and form a stock savings bank subsidiary (the Stock Bank), with all of the assets and liabilities of De Novo to be transferred to the Stock Bank. Concurrently with the foregoing, the Bank will merge with and into the Stock Bank with the Stock Bank as the resulting entity. Concurrently with the preceding steps, the MHC will organize a separate Massachusetts-chartered wholly-owned stock subsidiary (the Holding Company), and will contribute all of the common stock of the Stock Bank to the Holding Company. Upon completion of the Reorganization and the Stock Offering, the corporate structure of the MHC, the Holding Company and the Stock Bank will be as follows:

                  ------------------    ---------------

                      The Mutual            Public
                    Holding Company      Stockholders

                  ------------------    ---------------
                          53% of the         47% of the
                            Common             Common
                            Stock              Stock

                  -------------------------------------

                               The Holding
                                 Company

                  -------------------------------------
                                         100% of the
                                         Common Stock

                  -------------------------------------

                             The Stock Bank

                  -------------------------------------



     In connection with the Reorganization, the Holding Company and the MHC will not retain any assets of the Bank that are required by the Stock Bank in order to satisfy capital and reserve requirements of Massachusetts or federal law. It is expected that up to $250,000 will be retained by the MHC out of the cash proceeds raised in the Stock Offering. The Stock Bank may distribute additional capital to the Holding Company and the Holding Company may distribute capital to its stockholders (including the MHC) through cash dividends and/or stock repurchases, subject to FDIC or Commissioner regulations governing capital distributions.

     Upon completion of the Reorganization, each deposit account in the Bank at the date the Reorganization is completed will become a deposit account in the Stock Bank in the same amount and upon the same terms and conditions, except that all persons who had liquidation rights with respect to the Bank will continue to have such rights solely with respect to the MHC. All insured deposit accounts of the Bank that are transferred to the Stock Bank will continue to be insured by the FDIC and the DIF in the same manner as deposit accounts existing in the Bank immediately prior to the Reorganization.

     The Reorganization will not affect any borrower or other customer relationships with the Bank, as each borrowing, contract or other customer relationship shall automatically continue with the Stock Bank on the same terms and conditions that such relationship existed with the Bank immediately prior to the Reorganization. Upon completion of the Reorganization, the Stock Bank may exercise any and all powers, rights and privileges of, and shall be subject to all limitations applicable to, stock savings banks under Massachusetts law. As long as the MHC is in existence in mutual form, the MHC will be required to own at least 51% of the issued and outstanding voting stock of the Holding Company. The Holding Company may issue any amount of non-voting stock or debt to persons other than the MHC.

CONDITIONS TO CLOSING OF THE REORGANIZATION

     The Reorganization will not be consummated until the following conditions are satisfied: (i) the Bank receives rulings or opinions of counsel with respect to the federal and Massachusetts tax consequences of the Reorganization; (ii) the FDIC approves the Bank's applications under the Bank Merger Act and for deposit insurance for the newly chartered Stock Bank and the interim De Novo;
(iii) the DIF approves the continuation of insurance of deposit accounts in excess of FDIC coverage; (iv) the Commissioner approves the Reorganization and the merger of the Bank into the Stock Bank and the BBI approves the establishment of the Stock Bank and the interim De Novo; and (v) the FRB approves the applications of the MHC and the Holding Company under the Bank Holding Company Act (the "BHCA") to acquire direct or indirect control of the Bank. FDIC regulations require that any mutual-to-stock conversion or mutual holding company reorganization be approved by a majority of the votes of eligible depositors of the converting institution. Massachusetts laws and regulations do not grant depositors voting rights. Accordingly, as part of the Reorganization, the Bank is requesting a waiver of the FDIC's depositor voting requirement. APPROVALS, NONOBJECTIONS, AND AUTHORIZATIONS BY THE FDIC, THE FRB, THE BBI, THE DIF, OR THE COMMISSIONER WILL NOT CONSTITUTE RECOMMENDATIONS OR ENDORSEMENTS BY SUCH ENTITIES OF THE REORGANIZATION.

EFFECTIVE DATE OF THE REORGANIZATION

     The effective date of the Reorganization (the "Effective Date") will be the date upon which the Bank completes the reorganization into the mutual holding company structure after all necessary regulatory approvals have been obtained. On such date, the Stock Bank will commence business as Brookline Savings Bank, the Holding Company will commence business as Brookline Bancorp, Inc. and the MHC will commence business as Brookline Bancorp, M.H.C.

REASONS FOR THE REORGANIZATION

     The primary purpose of the Reorganization is to establish a holding company and to convert the Bank to the stock form of ownership, which will enable the Bank to compete and expand more effectively in the financial services marketplace. The Reorganization will permit the Holding Company to issue capital stock, which is a source of capital not available to mutual savings banks. The Reorganization will also provide the Bank with greater flexibility to structure and finance the expansion of its operations, including the potential acquisition of other financial institutions. Lastly, the Reorganization will enable the Bank to better manage its capital by providing broader investment opportunities through the holding company structure. The Bank's mutual form of ownership and its ability to remain an independent savings bank will be preserved through the mutual holding company structure.

     The Reorganization does not preclude the conversion of the MHC from the mutual to stock form of organization following the Reorganization. Such a conversion would require the prior approval of the corporators of the MHC. No assurance can be given when, if ever, the MHC will convert to stock form or what conditions the Commissioner or other regulatory agencies may impose on such a transaction. The Commissioner has not yet adopted regulations governing conversions of mutual holding companies to stock form. However, the Commissioner's proposed regulations regarding mid-tier stock holding companies of mutual holding companies (the "Proposed Regulations") provide that a mutual holding company may not convert to stock form for three years following its initial stock issuance, unless the Commissioner waives such restriction for supervisory reasons.

FEDERAL AND STATE TAX CONSEQUENCES OF THE REORGANIZATION

          Consummation of the Reorganization is conditioned on prior receipt by the Bank of (i) either an IRS ruling or an opinion of counsel with respect to the federal income tax consequences of the Reorganization and (ii) either a ruling from the Massachusetts Department of Revenue or an opinion of counsel or tax advisor with respect to the Massachusetts tax consequences of the Reorganization. Unlike private letter rulings, opinions of counsel are not binding on the IRS or the Massachusetts Department of Revenue, and either agency could disagree with such opinions. In the event of such disagreement, there can be no assurance that the Stock Bank or the members would prevail in a judicial proceeding.

     The Bank will receive an opinion of counsel from Luse Lehman Gorman Pomerenk & Schick, P.C., to the effect that, for federal income tax purposes:
(1) the conversion of De Novo into the MHC, a Massachusetts mutual holding company, will qualify as a tax-free reorganization under Code Section 368(a)(1)(F); (2) provided that the merger of the Bank into the Stock Bank qualifies as a merger under Massachusetts law, the merger of the Bank into the Stock Bank with the Stock Bank as the survivor and the transfer of the depositors' equity interest in the Bank to the MHC in exchange for equity interests in the MHC qualifies as a tax-free reorganization described in Code Sections 368(a)(1)(A) and 368(a)(2)(D) (the Bank, the Stock Bank and the MHC are each "a party to the reorganization," as defined in Code Section 368(b)); (3) the Bank will recognize no gain or loss upon the transfer of substantially all its assets to the Stock Bank solely in exchange for equity interests (voting and liquidation rights) in the MHC and the Stock Bank's assumption of its liabilities, if any; (4) neither the Stock Bank nor the MHC will recognize gain or loss upon the receipt by the Stock Bank of substantially all of the assets of the Bank in exchange for equity interests in the MHC and the Stock Bank's assumption of the Bank's liabilities; (5) the MHC's basis in the stock of the Stock Bank will increase by an amount equal to the Bank's net basis in the property transferred to the Stock Bank; (6) the Stock Bank's basis in the property received from the Bank will be the same as the basis of such property in the hands of the Bank immediately prior to the Reorganization; (7) the Stock Bank's holding period for the property received from the Bank will include the period during which such property was held by the Bank; (8) subject to the conditions and limitations set forth in Code Sections 381, 382, 383 and 384 and the Treasury regulations promulgated thereunder, the Stock Bank will succeed to and take into account the items of the Bank described in Code Section 381(c);
(9) no gain or loss will be recognized by the depositors of the Bank on the receipt of equity interests with respect to the MHC in exchange for their equity interests surrendered therefor; (10) each depositor's aggregate basis, if any, in the MHC equity interest received in the exchange will equal the aggregate basis, if any, of each depositor's equity interest in the Bank; (11) the holding period of the MHC equity interests received by the depositors of the Bank will include the period during which the Bank equity interests surrendered in exchange therefor were held; (12) the MHC and the Minority Stockholders of the Holding Company will recognize no gain or loss upon the transfer of the Stock Bank stock and cash, respectively, to the Holding Company in exchange for stock of the Holding Company; (13) the Holding Company will recognize no gain or loss upon its receipt of property from the MHC and Minority Stockholders in exchange for Common Stock of the Holding Company; and (14) the MHC will increase its basis in its shares of Holding Company Common Stock by the MHC's basis in its Stock Bank stock.

ACCOUNTING TREATMENT OF REORGANIZATION

     The Reorganization will result in the creation of no new equity and no change in ownership. The Reorganization will result in no change to the accounting of the Bank's assets, liabilities, and equity on a consolidated basis.

INTERPRETATION AND AMENDMENT OF THE PLAN

     The Plan may be amended by a majority vote of the Board of Trustees in response to comments received from the Commissioner or the FDIC or otherwise prior to the approval of the Reorganization by corporators at the Special Meeting, and may be amended at any time thereafter only with the concurrence of the Commissioner. The Plan may be terminated at any time prior to the Special Meeting by a majority vote of the Board of Trustees and at any time thereafter with the concurrence of the Commissioner.

--------------------------------------------------------------------------------
            THE MUTUAL HOLDING COMPANY AND THE STOCK HOLDING COMPANY
--------------------------------------------------------------------------------

GENERAL

     The mutual holding company formed as part of the Reorganization will be a Massachusetts-chartered mutual holding company under the laws of the Commonwealth of Massachusetts with the powers set forth in its proposed charter and bylaws. The Holding Company will be a Massachusetts corporation with powers set forth in its Articles of Organization and Massachusetts law. The Holding Company and the MHC will not hold any assets of the Bank that are required to be held by the Stock Bank in order to satisfy capital or reserve requirements of Massachusetts or federal law. All assets, rights, obligations and liabilities of whatever nature of the Bank that are not expressly retained by the Holding Company and the MHC will be transferred to the Stock Bank. The MHC and the Holding Company will be regulated by the Commissioner and the FRB.

     Immediately after consummation of the Reorganization, it is expected that the only business activities of the MHC will be owning all of the common stock of the Holding Company and up to $250,000 in cash and investments, and the only business activity of the Holding Company will be to hold all of the outstanding common stock of the Stock Bank, to fund a loan to the Bank's ESOP from the proceeds of any capital raised in the Stock Offering, and to invest up to 50% of the net proceeds raised in the Stock Offering. The MHC and the Holding Company will be authorized to pursue other business activities that are closely related to banking, although the Bank has no current plans for the holding companies to engage in any other business activities immediately after the Reorganization.

PROPERTIES

     The MHC and the Holding Company are not expected to own real or personal property initially. Instead, the MHC and the Holding Company intend to utilize the premises, equipment and furniture of the Bank, and the holding companies may pay a rental fee to the Bank for the use of such facilities. The principal executive offices of the MHC and the Holding Company will be located at 160 Washington Street, Brookline, Massachusetts, and their telephone number at that address will be (617) 730-3500.

COMPARISON OF THE CHARTERING INSTRUMENTS AND BYLAWS OF THE MHC, THE HOLDING COMPANY, THE STOCK BANK AND THE BANK

     The Bank was organized as a corporation by a special Act of the Massachusetts Legislature in 1871, with all of the powers and privileges, and subject to all the duties, liabilities and restrictions set forth in Massachusetts laws relating to institutions for savings. The following is a comparison of the Bank's current mutual charter and mutual bylaws (the "Mutual Bank Bylaws") with: (i) the Stock Bank's Charter (the "Stock Bank Charter") and bylaws (the "Stock Bank Bylaws"); (ii) the MHC's Charter (the "MHC Charter") and bylaws (the "MHC Bylaws"); and (iii) the Holding Company's Articles of Organization (the "HC Charter") and bylaws (the "HC Bylaws").

     PURPOSE AND POWERS. The MHC Charter provides that the MHC shall have and may exercise all powers and authority, express or implied, under applicable federal and state law, but shall not have power to take deposits. The Mutual Bank Bylaws and the Stock Bank Charter provide that the Bank and the Stock Bank, respectively, have all powers granted to savings banks under applicable law and regulation. The HC Charter provides that the purpose of the Holding Company is to carry on any business generally permitted to a Massachusetts business corporation.

     DURATION. The duration of the Bank, the Stock Bank, the MHC and the Holding Company is perpetual.

     CAPITAL. Neither the Bank, in its current mutual form, nor the MHC may issue capital stock. The HC Charter authorizes the Holding Company to issue up to 5.0 million shares of preferred stock and up to 45.0 million shares of common stock, par value $.01 per share. The Stock Bank Charter authorizes the Stock Bank to issue up to 5.0 million shares of preferred stock and up to 45.0 million shares of common stock, par value $1.00 per share. The Stock Bank will not issue or sell shares of voting stock to persons other than the Holding Company for so long as the MHC is in existence.

     VOTING RIGHTS OF DEPOSITORS.   Depositors of Massachusetts-chartered mutual
savings banks do not have voting rights, and will not have such rights with respect to the MHC. Stockholders of the Holding Company and of the Stock Bank shall have one vote for each share of common stock held.

     DIRECTORS/TRUSTEES. The Stock Bank Charter, the MHC Charter and the HC Charter provide that the directors are divided into three classes and are to be elected to three year terms. The MHC Bylaws and the Bank Bylaws provide for no fewer than 11 trustees, the exact number to be determined from time to time by resolution of the Board. The HC Bylaws and the Stock Bank Bylaws state the number of directors shall be designated by the Board.

     CORPORATORS.   The Mutual Bank Bylaws and the MHC Bylaws provide for a
minimum of 25 corporators. The MHC Bylaws provide for ten year terms for corporators. The corporators have such powers as are expressly reserved to them under the laws of Massachusetts to act on such matters as are properly brought before them by trustees, and to annually elect trustees. Pursuant to Massachusetts law, the corporators of the MHC will initially consist of the corporators of the Bank, and such corporators shall continue to serve as corporators of the MHC for the balance of their terms. The Holding Company and the Stock Bank do not have corporators.

     LIQUIDATION RIGHTS. Under Massachusetts law, in the event of a liquidation of a mutual savings bank, deposit account holders have the right to any assets remaining after payment of expenses and satisfaction of liabilities. All persons who had liquidation rights with respect to the Bank as of the effective date of the Reorganization will continue to have such rights solely with respect to the MHC. In addition, all persons who become depositors of the Stock Bank subsequent to the Reorganization will have liquidation rights with respect to the MHC. In each case no person who ceases to be the holder of a deposit account of the Stock Bank shall have any liquidation rights with respect to the MHC. Liquidation rights accorded depositors under Massachusetts law relate to the liquidation of the MHC and not to the liquidation or other disposition of any asset of the MHC, including the Holding Company or the Stock Bank. In the event of a liquidation or dissolution of the MHC, the MHC will comply with such rules and regulations with respect to such liquidation or dissolution as are in effect at such time. Upon the dissolution of the Holding Company, stockholders shall receive any funds remaining after all perfected claims, including those of eligible depositors, against the corporation have been satisfied.

     INDEMNIFICATION. The Mutual Bank Bylaws provide for indemnification of trustees, officers and employees for claims against such persons. However, no indemnification shall be provided with respect to a matter as to which the claimant has been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Bank. The MHC Bylaws, the Stock Bank Bylaws and the HC Charter similarly indemnify trustees, directors, officers, and employees against claims in connection with their service as such, provided indemnification shall not be provided with respect to a matter in which it shall have been adjudicated that the trustee, officer or employee did not act in good faith in the reasonable belief that their action was in the best interest of the MHC, the Stock Bank or the Holding Company, respectively. In the absence of an adjudication, the determination of good faith will be made by a majority of the disinterested trustees. The MHC Bylaws, the Mutual Bank Bylaws, the Stock Bank Bylaws and the HC Charter also provide for payment by the MHC, the Bank, the Stock Bank and the Holding Company, respectively, of expenses incurred by the indemnified party in advance of a final disposition of the matter upon receipt of an undertaking by the indemnified party to repay such payment if such person is adjudicated or determined to be not entitled to indemnification.

     LIMITATION OF LIABILITY. The Mutual Bank Bylaws have no provision addressing the limitation of personal liability of trustees, directors or officers. The HC Charter, the MHC Charter and the Stock Bank Charter provide that trustees/directors shall not be personally liable for monetary damages for breach of fiduciary duty, except for liability, among other things, (i) for any breach of the duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the individual derived an improper personal benefit.

     AMENDMENT. The MHC Charter requires that amendments be approved by a two-thirds vote of the corporators and then submitted to the Commissioner. The MHC Bylaws provide for amendment by a majority vote of the corporators. The Mutual Bank Bylaws require the vote of a majority of the corporators to amend the Mutual Bank Bylaws. The Bank has been advised by the staff of the Commissioner that an amendment to its organizing instrument could be accomplished by a filing with the Secretary of State pursuant to General Laws chapter 168, section 7. The HC Charter generally may be amended by the affirmative vote of stockholders holding not less than a majority of the outstanding shares, except with respect to certain provisions thereof, for which super-majority votes are required. The Stock Bank Charter may be amended by the affirmative vote of stockholders holding not less than 80% of the then outstanding shares, except with respect to certain provisions thereof, for which a majority vote is required. The HC Bylaws and the Stock Bank Bylaws may be amended by majority vote of the Board of Directors and may be amended by a vote of at least 80% of the voting power of the then outstanding common stock.

MUTUAL-TO-STOCK CONVERSION OF THE MUTUAL HOLDING COMPANY

     The Plan states that the MHC may elect to convert to stock form in accordance with applicable law and regulation (a "Conversion Transaction"). In a Conversion Transaction, the depositors of the Bank would receive the right to subscribe for common stock of the Holding Company on a priority basis, pursuant to applicable regulations of the FDIC and the Commissioner. Any shares of common stock of the Holding Company issued in the Conversion Transaction shall
be sold at their aggregate pro forma market value.   Any existing public
stockholders of the Holding Company would be entitled to maintain the same percentage ownership interest in the Holding Company after the Conversion Transaction as they had immediately prior to the completion of the Conversion Transaction, subject only to adjustment (if required by federal or state law, regulation or policy) to reflect (i) the cumulative effect of the aggregate amount of any dividends paid by the Holding Company and waived by the MHC, and
(ii) the market value of assets of the MHC (other than common stock of the Holding Company). Any Conversion Transaction will be subject to the approval of the corporators of the MHC as well as the Commissioner and applicable federal regulators. If a Conversion Transaction does not occur, the MHC will always own a majority of the voting stock of the Holding Company. Management of the Bank has no current intention to conduct a Conversion Transaction, and the Proposed Regulations provide that a Massachusetts-chartered mutual holding company may not convert to stock form within three years of the initial minority stock offering by a mutual holding company subsidiary, unless the Commissioner waives such restriction for supervisory reasons.


--------------------------------------------------------------------------------
                       MANAGEMENT OF THE HOLDING COMPANIES
--------------------------------------------------------------------------------


     EXECUTIVE OFFICERS. Upon the completion of the Reorganization, the executive officers of the Holding Company and of the MHC will consist of the following persons, each of whom is currently an executive officer of the Bank:

NAME                       DATE OF BIRTH           POSITION
----                       -------------           --------
Richard P. Chapman, Jr.           2/7/35           President

Charles H. Peck                 10/19/40           Executive Vice President

Paul R. Bechet                    4/1/42           Senior Vice President and Chief Financial Officer

Susan M. Ginns                   4/12/45           Senior Vice President and Treasurer

George C. Caner, Jr.            10/12/25           Secretary and Clerk

     DIRECTORS AND TRUSTEES. Upon the completion of the Reorganization, the directors of the Holding Company and the trustees of the MHC will consist of the 15 persons who are currently trustees of the Bank. The directors of the Holding Company and the trustees of the MHC will have three year terms which will be staggered to provide for the election of approximately one-third of the board members each year.

     The names, occupations, dates of birth, current term and date elected to the Board for each of the current trustees of the Bank are as follows:

TRUSTEE                    DATE OF     TERM      DATE                OCCUPATION
                            BIRTH    EXPIRES   ELECTED
------------------------------------------------------------------------------------------
Oliver F. Ames             12/11/20    2000    1/4/73    Retired

Dennis S. Aronowitz         6/14/31    2000   4/18/91    Retired; Formerly Boston
                                                         University Professor of Law

George C. Caner, Jr.       10/12/25    1999    1/6/66    Attorney; Ropes & Gray

David C. Chapin              7/6/36    1998   4/20/89    President; Cameron Properties

Richard P. Chapman, Jr.      2/7/35    1999    1/6/72    President and Chief Executive
                                                         Officer; Brookline Savings Bank

William G. Coughlin          7/9/32    2000    1/8/76    Private investor in commercial
                                                         real estate

John L. Hall, II            9/29/39    1998    1/6/83    President; Hall Properties, Inc.
                                                         (Real Estate)

Charles H. Peck            10/19/40    1998   4/20/95    Executive Vice President;
                                                         Brookline Savings Bank;

Hollis W. Plimpton, Jr.     4/29/30    1998    1/3/74    Rector; St. George's Anglican
                                                         Church

Edward D. Rowley            8/16/18    1999    1/6/66    Retired

Joseph J. Slotnik           7/22/36    2000    1/8/70    Private investor

William V. Tripp, III       4/20/38    1999    1/9/75    Attorney; Sherburne, Powers and
                                                         Needham, P.C.

Rosamond B. Vaule          11/17/37    1998   4/20/89    Volunteer; Educational/Charitable
                                                         Organizations

Peter O. Wilde              4/15/39    1999   4/20/93    Managing Director; Beckwith Bemis
                                                         Incorporated

Franklin Wyman, Jr.         3/27/21    1998    1/3/74    Chairman and Treasurer; O'Conor,
                                                         Wright, Wyman, Inc.

     CORPORATORS. The MHC must have at least 25 corporators. Upon the completion of the Reorganization, the corporators of the MHC will consist of those persons who are currently corporators of the Bank, who will serve the balance of their terms as corporators. Corporators will be elected for staggered terms of ten years.

     REMUNERATION. The Reorganization will not result initially in an increase in the total compensation currently paid to trustees of the Bank. Such compensation, however, will be paid in part by the MHC, the Holding Company and the Stock Bank based on the services performed by the trustees and directors for such entities. Compensation of directors and trustees may be increased in the future to reflect the additional responsibilities of directors of a stock company with public shareholders.

--------------------------------------------------------------------------------
                       REGULATION OF THE HOLDING COMPANIES
--------------------------------------------------------------------------------

     After consummation of the Reorganization, the Holding Company and MHC will be subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for the Bank. On a consolidated basis after the Reorganization, the equity of the Holding Company and MHC will exceed these requirements.

     Prior FRB and BBI approval will be required for the Holding Company or the MHC to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company. In addition to the approval of the FRB and BBI, prior approval of any bank acquisition may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired, including the Commissioner.

     The status of the Holding Company and the MHC as registered bank holding companies under the Bank Holding Company Act does not exempt them from certain federal and state laws and regulations applicable to corporations generally. In addition, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing limited securities brokerage services; (iv) acting as a securities broker-dealer or underwriter on a limited basis; (v) acting as fiduciary, investment or financial advisor; (vi) leasing personal or real property; (vii) making investments in corporations or projects designed primarily to promote community welfare; and (viii) acquiring a savings and loan association.

     Massachusetts regulations define the powers and duties of the MHC. Under such regulations, the MHC may engage in the following activities: (i) invest in the stock of one or more banking institutions, (ii) acquire a mutual banking institution through consolidation or merger; (iii) merge with or acquire another holding company; (iv) invest in a corporation, the purchase of whose capital stock is permitted for a Massachusetts banking institution; and (v) exercise any other power or engage in any other activity permitted to mutual banks chartered in Massachusetts, except that a Massachusetts-chartered mutual holding company may not accept deposits.

--------------------------------------------------------------------------------
                                 THE STOCK BANK
--------------------------------------------------------------------------------

GENERAL

     The Stock Bank will be a Massachusetts-chartered stock savings bank regulated by the FDIC and the Commissioner. Upon the effective date of the Reorganization, all of the Common Stock of the Stock Bank will be issued to the Holding Company and the Stock Bank will commence business under the name "Brookline Savings Bank."

MANAGEMENT OF THE STOCK BANK

     OFFICERS. Upon completion of the Reorganization, the management of the Stock Bank will consist of those persons currently serving as officers of the Bank. No changes will be made to the terms and conditions of employment of officers of the Bank as a result of the Reorganization.

     DIRECTORS. Upon completion of the Reorganization, the Stock Bank will have eight directors consisting of those persons who currently serve on the Board of Investment and on the Auditing Committee of the Board of Trustees of the Bank. The directors of the Stock Bank will have three year terms which will be staggered to provide for the election of approximately one-third of the board members each year. Directors of the Stock Bank will be elected by the Holding Company as sole stockholder. The proposed directors of the Stock Bank are as follows:

DIRECTOR                   DATE OF BIRTH      OCCUPATION
--------                   -------------      ----------
Oliver F. Ames                  12/11/20      Retired
David C. Chapin                   7/6/36      President; Cameron Properties
Richard P. Chapman, Jr.           2/7/35      President and Chief Executive Officer; Brookline Savings Bank
William G. Coughlin               7/9/32      Private investor in commercial real estate
Joseph J. Slotnik                7/22/36      Private investor
William V. Tripp, III            4/20/38      Attorney; Sherburne, Powers and Needham, P.C.
Peter O. Wilde                   4/15/39      Managing Director; Beckwith Bemis Incorporated
Franklin Wyman, Jr.              3/27/21      Chairman and Treasurer; O'Conor, Wright, Wyman, Inc.

--------------------------------------------------------------------------------
                                  OTHER MATTERS
--------------------------------------------------------------------------------

     The Board of Trustees is not aware of any business to come before the Special Meeting other than those matters described above in this Information Statement.


                              BY ORDER OF THE BOARD OF TRUSTEES



                              /s/ George C. Caner, Jr.
                              --------------------------------------------------
                              George C. Caner, Jr., Clerk



Brookline, Massachusetts
November 15, 1997